Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus, dated September 7, 2022
Relating to Preliminary Prospectus Supplement, dated September 7, 2022
Registration No. 333-257014
AGNC INVESTMENT CORP.
6,000,000 Depositary Shares
Each Representing 1/1,000th of a Share of
7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock
(Liquidation Preference Equivalent to $25.00 Per Depositary Share)
Final Term Sheet
September 7, 2022

Issuer:	AGNC Investment Corp.
Description of Securities Offered:	Depositary shares, each representing a 1/1,000th fractional interest in a share of 7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock of the Company (the “Series G Preferred Stock”).

Number of Securities Offered:	6,000,000 depositary shares

Option to Purchase Additional Shares:	900,000 depositary shares

Trade Date:	September 7, 2022

Settlement and Delivery Date:	September 14, 2022 (T + 5)

Public Offering Price:	$25.00 per depositary share; $150,000,000 in aggregate (assuming the underwriters do not exercise their option to purchase additional depositary shares).

Underwriting Discount:	$0.7875 per depositary share; $4,725,000 total (assuming the underwriters do not exercise their option to purchase additional depositary shares).

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per depositary share; $145,275,000 total (assuming the underwriters do not exercise their option to purchase additional depositary shares).

Maturity:	Perpetual (unless redeemed by the Issuer on or after October 15, 2027, pursuant to the optional redemption right described below, or redeemed by the Issuer at any time pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control as described below or redeemed by the Issuer pursuant to its amended and restated certificate of incorporation to preserve its qualification as a real estate investment trust, or REIT).

Dividend Rate:
From and including the original issue date to, but excluding, October 15, 2027 (the “first reset date”), at a fixed rate equal to 7.75% per annum of the $25,000 liquidation preference per share of Series G Preferred Stock (equivalent to $1,937.50 per annum per share of Series G Preferred Stock and $1.93750 per annum per depositary share), and from and including the first reset date, during each reset period, at a rate per annum equal to the five-year U.S. Treasury Rate as of the most recent reset dividend determination date plus a spread of 4.39% per annum.

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on or about the 15th day of each January, April, July and October of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be September 14, 2022. The first dividend, payable on January 15, 2023 in the amount of $651.22 per share of Series G Preferred Stock (or $0.65122 per depositary share), will be paid to the persons who are the holders of record of the Series G Preferred Stock at the close of business on the dividend record date, which will be January 1, 2023.

Liquidation Preference:	$25.00 per depositary share; $150,000,000 in aggregate (assuming the underwriters do not exercise their option to purchase additional depositary shares), plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of the Issuer’s common stock.

Optional Redemption Date:	October 15, 2027, except under circumstances intended to preserve the Issuer's qualification as a REIT, for federal income tax purposes and except as described below under “Special Optional Redemption.” On and after October 15, 2027, the Issuer may, at its option, redeem any or all of the shares of the Series G Preferred Stock underlying the depositary shares (and the depositary will redeem the number of depositary shares representing interests in the Series G Preferred Stock redeemed) at $25,000 per share of the Series G Preferred Stock (equivalent to $25.00 per depositary share), plus any accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem any or all of the shares of Series G Preferred Stock (and the depositary shares) within 120 days after the first date on which such Change of Control occurred at a cash redemption price of $25.00 per depositary share plus any accumulated and unpaid dividends to, but not including, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided notice of its election to redeem some or all of the Series G Preferred Stock (and the depositary shares) (whether pursuant to its optional redemption right or this special optional redemption right), the holders of depositary shares representing interests in the Series G Preferred Stock will not have the conversion right described below under “Conversion Rights” with respect to the shares of Series G Preferred Stock called for redemption.

Change of Control:	Deemed to occur when, after the original issuance of the Series G Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all the Issuer’s stock entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American, LLC (the “NYSE American”) or The Nasdaq Global Select Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Conversion Rights:
Share Cap: 4.25532 per depositary share

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 25,531,920 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters exercise their option to purchase additional depositary shares, not to exceed 29,361,708 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed Nasdaq Global Select Market Listing Symbol:	AGNCL

CUSIP:	00123Q 856

ISIN:	US00123Q8565

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc.

Co-Managers:	BTIG, LLC Citigroup Global Markets Inc.

The issuer has filed a registration statement (including a base prospectus dated June 11, 2021) and a preliminary prospectus supplement, dated September 7, 2022 with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling (800) 584-6837, BofA Securities, Inc. by calling (800) 294-1322, Goldman Sachs & Co. LLC, by calling (866) 471-2526, J.P. Morgan Securities LLC by calling (212) 834-4533, RBC Capital Markets, LLC by calling (866) 375-6829, UBS Securities LLC by calling (888) 827-7275 or Keefe, Bruyette & Woods, Inc. by calling (800) 966-1559.